FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO:333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 9 DATED AUGUST 27, 2003 TO THE PROSPECTUS

DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, Supplement No. 3 dated October 25, 2002, Supplement No. 4 dated December 10, 2002, Supplement No. 5 dated January 15, 2003, Supplement No. 6 dated April 14, 2003, Supplement No. 7 dated May 15, 2003, and Supplement No. 8 dated June 15, 2003. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	Settlement of the NASD enforcement action against Wells Investment Securities, Inc. (Wells Investment Securities), our Dealer Manager, and Leo F. Wells, III, our president and chairman of our board of directors;

(3)	Revisions to the “Management—Executive Officers and Directors” section of the prospectus to describe the addition of W. Wayne Woody as a newly appointed independent director and a member of our Audit Committee;

(4)	Revisions to the “Management—Compensation of Directors” section of the prospectus;

(5)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the following real property acquisitions;

(A)	Acquisition of a six-story office building and a two-story office building in Reston, Virginia (IBM Reston Buildings);

(B)	Acquisition of a three-story office building in Atlanta, Georgia (ISS Atlanta III Building);

(C)	Acquisition of two four-story office buildings in Rockville, Maryland (Lockheed Martin Rockville Buildings);

(D)	Acquisition of a 19-story office building in Atlanta, Georgia (Cingular Atlanta Building); and

(E)	Acquisition of an eight-story office building in Bridgewater, New Jersey (Aventis Northern NJ Building);

(6)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus to include information for the quarter ended June 30, 2003;

(7)	Changes to the “Plan of Distribution – Underwriting Compensation and Terms” section of the prospectus to reflect an additional volume discount available for purchases of 500,000 or more shares;

(8)	Description of committees of the board of directors;

(9)	Unaudited financial statements of the Wells REIT for the period ended June 30, 2003;

(10)	Statements of Revenues Over Certain Operating Expenses for the recently acquired Lockheed Martin Rockville Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building; and

(11)	Unaudited pro forma financial statements of the Wells REIT reflecting the acquisition of the IBM Reston Buildings, the ISS Atlanta III Building, the Lockheed Martin Rockville Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132.2 million in gross offering proceeds from the sale of approximately 13.2 million shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175.2 million in gross offering proceeds from the sale of approximately 17.5 million shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1.3 billion in gross offering proceeds from the sale of approximately 128.3 million shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of August 15, 2003, we had received additional gross proceeds of approximately $1.974 billion from the sale of approximately 197.4 million shares in our fourth public offering. Accordingly, as of August 15, 2003, we had received aggregate gross offering proceeds of approximately $3.565 billion from the sale of approximately 3.565 million shares in all of our public offerings. After payment of approximately $122.7 million in acquisition and advisory fees and acquisition expenses, payment of approximately $389.0 million in selling commissions and organization and offering expenses, and common stock redemptions of approximately $59.4 million pursuant to our share redemption program, as of August 15, 2003, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.994 billion, out of which approximately $2.955 billion had been invested in real estate properties, and approximately $38.8 million remained available for investment in real estate properties.

Redemptions of Common Stock under our Share Redemption Plan

Our current share redemption plan allows for the redemption of approximately 4.37 million shares at an aggregate cost of $43.7 million for the year ending December 31, 2003. From January 1, 2003 through August 15, 2003, we had redeemed approximately 3.85 million shares of common stock available for redemption for the year at an aggregate cost of approximately $38.5 million. We anticipate that the remaining shares eligible for redemption during the year ending December 31, 2003 will be exhausted in the very near future. All other requests for potential redemption will not be eligible for redemption on a first come, first served basis until after January 1, 2004, subject to our board’s ability to change or terminate our share redemption program at any time in its discretion.

Settlement of NASD Enforcement Action

As described in more detail in Supplement No. 8 dated June 15, 2003, in a letter dated June 6, 2003, Wells Investment Securities, our Dealer Manager, and Leo F. Wells, III, registered principal of Wells Investment Securities and our president and chairman of our board of directors, were informed that the NASD had made a determination to institute certain disciplinary proceedings against them. On August 26, 2003, Wells Investment Securities and Mr. Wells settled this contemplated NASD enforcement action against them by entering into a Letter of Acceptance, Waiver and Consent (AWC) with the NASD which contained findings by the NASD that Wells Investment Securities and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by Wells Investment Securities in 2001 and 2002.

Without admitting or denying the allegations and findings against them, Wells Investment Securities and Mr. Wells consented in the AWC to various findings by the NASD which are summarized in the following paragraph:

In 2001 and 2002, Wells Investment Securities sponsored conferences attended by registered representatives who sold its real estate investment products. Wells Investment Securities also paid for certain expenses of guests of the registered representatives who attended the conferences. In 2001, Wells Investment Securities paid the costs of travel to the conference and meals for many of the guests, and paid the costs of playing golf for some of the registered representatives and their guests. Wells Investment Securities later invoiced registered representatives for the cost of golf and for travel expenses of guests, but was not fully reimbursed for such. In 2002, Wells Investment Securities paid for meals for the guests. Wells Investment Securities also conditioned most of the 2001 conference invitations on attainment by the registered representatives of a predetermined sales goal for Wells Investment Securities products. This conduct violated the prohibitions against payment and receipt of non-cash compensation in connection with the sales of these products contained in NASD’s Conduct Rules 2710, 2810, and 3060. In addition, Wells Investment Securities and Mr. Wells failed to adhere to all of the terms of their written undertaking made in March 2001 not to engage in the conduct described above, and thereby engaged in conduct that was inconsistent with high standards of commercial honor and just and equitable principles of trade in violation of NASD Conduct Rule 2110.

Wells Investment Securities consented to a censure and Mr. Wells consented to suspension from acting in a principal capacity with an NASD member firm for one year. Wells Investment Securities and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. Although Mr. Wells is now prohibited from acting in a principal capacity with Wells Investment Securities and has, therefore, resigned from all relevant positions in that regard, he will continue to engage in selling efforts on behalf of Wells Investment Securities and other non-principal activities. Mr. Wells will also continue to serve as our president and chairman of our board of directors and as the president of both Wells Capital, Inc., our advisor, and Wells Management Company, Inc., our property manager.

Management

Executive Officers and Directors

The following information should be read in conjunction with the “Management – Executive Officers and Directors” section beginning on page 34 of the prospectus to include background information on W. Wayne Woody. On July 15, 2003, our board of directors unanimously approved an increase in the number of our directors from 10 to 11 and elected W. Wayne Woody as a new independent director to fill the vacancy. Mr. Woody was also appointed as a member of our Audit Committee. Of our 11 directors, nine are considered independent of Wells Capital, Inc. (Wells Capital), our advisor.

W. Wayne Woody served as the Interim Chief Financial Officer for Legacy Investment Group, a boutique investment firm, from 2000 to 2001 where he was responsible for guiding the company through a transition in accounting and reporting.

From 1968 until his retirement in 1999, Mr. Woody was employed by KMPG LLP and its predecessor firms, Peat Marwick Mitchell & Co. and Peat Marwick Main. As a Senior Partner, he served in a number of key positions in the firm, including Securities and Exchange Commission Reviewing Partner and Partner-in-Charge of Professional Practice and Firm Risk Management for the southeastern United States and Puerto Rico. Mr. Woody was also a member of the Board of Directors of KMPG LLP from 1990 through 1994. Prior to joining KMPG, Mr. Woody was the Principal Budget Analyst for the State of Georgia Office of Planning and Budget where he reviewed, analyzed and presented the Governor’s budget proposals to the state legislature.

Mr. Woody currently serves as Chairman of the Audit Committee for the City of Atlanta. He is also a director and the Chairman of the Audit Committee of the Metropolitan Atlanta Chapter of the American Red Cross. Mr. Woody is a member of the Board of Directors for the Metropolitan Atlanta Chapter of the American Heart Association. In addition, he is a trustee and the Chairman of the Finance Committee for the Georgia State University Foundation. Mr. Woody previously served a three-year term as Chairman of the Board of Trustees for the Georgia Center for the Visually Impaired.

Mr. Woody received a Bachelor of Science degree from Middle Tennessee State University and a Masters of Business Administration degree from Georgia State University. He is a Certified Public Accountant in the states of Georgia and North Carolina.

Compensation of Directors

The paragraph contained in the “Management – Compensation of Directors” section of the prospectus on page 38 should be replaced by the following paragraph to reflect a change in the manner in which we compensate our independent directors:

We pay each of our independent directors an annual retainer of $12,000, $2,500 per regularly scheduled board meeting attended, $1,500 per regularly scheduled committee meeting attended (committee chairpersons receive an additional $500 per committee meeting for serving in that capacity) and $250 per special board meeting attended whether held in person or by telephone conference. Members of our Audit Committee will receive $2,500 per meeting attended for each of the four meetings necessary to review our quarterly and annual financial statements. In addition, we have reserved 100,000 shares of common stock for future issuance upon the exercise of stock options granted to the independent directors pursuant to our Independent Director Stock Option Plan and 500,000 shares for future issuance upon the exercise of warrants to be granted to the independent directors pursuant to our Independent Director Warrant Plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. If a director also is an officer of the Wells REIT, we do not pay separate compensation for services rendered as a director.

Description of Properties

As of August 20, 2003, we had purchased interests in 83 real estate properties located in 24 states. Below is a description of our recent real property acquisitions.

IBM Reston Buildings

On June 27, 2003, Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease and operate real properties on behalf of the Wells REIT, purchased a six-story office building and a two-story office building containing approximately 141,000 aggregate rentable square feet located on an approximately 4.56-acre tract of land at 11107 & 11109 Sunset Hills Road in Reston, Virginia (IBM Reston Buildings) for a purchase price of approximately $28.6 million, plus closing costs. The IBM Reston Buildings were purchased from Sunset Hills, LLC, a Delaware limited liability company not in any way affiliated with the Wells REIT, Wells OP or Wells Capital, Inc. (Advisor).

The IBM Reston Buildings, which were built in 1984 and 1985, respectively, are leased to International Business Machines Corporation (IBM) (approximately 71%) and Tellabs Reston, Inc. (Tellabs) (approximately 29%).

IBM, a company whose shares are publicly traded on the New York Stock Exchange (NYSE), manufactures and sells computer services, hardware and software and is the most diversified provider of computer products and services in the United States. IBM reported a net worth, as of December 31, 2002, of approximately $22.8 billion. The current annual base rent payable under the IBM lease, which expires in 2012, is approximately $2.4 million. In addition, IBM has the right to terminate the IBM lease (1) in 2007 by paying an approximately $2.3 million termination fee, or (2) in 2009 by paying an approximately $1.1 million termination fee.

Tellabs is a wholly-owned subsidiary of Tellabs, Inc., a company whose shares are publicly traded on NASDAQ which designs, manufactures, markets and services optical networking, broadband access and voice-quality enhancement solutions. The current annual base rent payable under the Tellabs lease, which expires in 2011, is approximately $1.2 million. In addition, Tellabs has obtained an approximately $2.5 million letter of credit from Silicon Valley Bank to serve as additional security for payments under the lease.

ISS Atlanta III Building

On July 1, 2003, Wells OP purchased a three-story office building containing approximately 50,400 rentable square feet (ISS Atlanta III Building) located at 859 Mount Vernon Highway in Atlanta, Georgia for a purchase price of $10.0 million, plus closing costs. The ISS Atlanta III Building was purchased from Spring Creek Partners, LLC, a Georgia limited liability company not in any way affiliated with the Wells REIT, Wells OP or our Advisor. The ISS Atlanta III Building is the third building in a three building complex. In 2002, Wells OP purchased two five-story office buildings containing approximately 238,600 aggregate rentable square feet which are immediately adjacent to the ISS Atlanta III Building.

The entire rentable area of the ISS Atlanta III Building is leased to Internet Security Systems, Inc., a Georgia corporation (ISS). The ISS Atlanta lease is guaranteed by the parent of ISS, Internet Security Systems, Inc., a Delaware corporation (ISS, Inc.), whose shares are traded on NASDAQ. ISS, Inc. provides computer security solutions to networks, servers and desktop computers for organizational customers, including corporate customers and governmental units. ISS, Inc. reported a net worth, as of December 31, 2002, of approximately $464.6 million.

The ISS Atlanta III lease is a net lease (i.e., operating costs and maintenance costs are paid by the tenant) that expires in 2013. The current annual base rent payable under the ISS Atlanta III lease is approximately $1.0 million. In addition, ISS has obtained a $2.5 million letter of credit from Wachovia Bank, N.A. to serve as additional security for payments under the lease. ISS has the right to apply to the Development Authority of Fulton County (Development Authority) for tax abatement benefits in connection with the recent construction of the ISS Atlanta III Building, which, if successful, will result in Wells OP transferring fee simple title to the land and improvements to the Development Authority in connection with the issuance of Development Authority of Fulton County Taxable Revenue Bonds (Bonds) and retaining ownership of an interest in the ISS Atlanta III Building by taking back a ground lease on the land and improvements. Fee title interest to the land and improvements will be transferred back to Wells OP upon payment of the outstanding balance on the Bonds, either by prepayment by Wells OP or at the expiration of the ground lease. Pursuant to the ISS Atlanta III lease, ISS is required to pay all costs associated with the application for tax abatement benefits.

Since the ISS Atlanta III Building is leased to a single tenant on a long-term basis under a net lease that transfers substantially all of the operating costs to the tenant, we believe that financial information about the guarantor of the lease, ISS, Inc., is more relevant to investors than financial statements of the property acquired.

ISS, Inc. currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding ISS, Inc. is taken from its previously filed public reports:

	For the Fiscal Year Ended
Consolidated Statements of Operations	12/31/2002	12/31/2001	12/31/2000
	(in thousands)
Revenues	$243,285	$223,559	$194,975
Operating Income	$8,023	$(24,158)	$20,569
Net Income	$1,779	$(15,458)	$18,315

	As of the Fiscal Year Ended
Consolidated Balance Sheet	12/31/2002	12/31/2001	12/31/2000
	(in thousands)
Total Assets	$546,568	$500,984	$240,240
Stockholders’ Equity	$464,556	$426,935	$188,389

For more detailed financial information regarding ISS, Inc., please refer to the financial statements of Internet Security Systems, Inc., which are publicly available with the SEC at http://www.sec.gov.

Lockheed Martin Rockville Buildings

On July 30, 2003, Wells OP purchased all of the membership interest in Meridian/Northwestern Shady Grove North, LLC (North), a Delaware limited liability company, which owns two four-story office buildings containing approximately 231,000 aggregate rentable square feet located on an approximately 8.91-acre tract of land at 9211 & 9221 Corporate Boulevard in Rockville, Maryland (Lockheed Martin Rockville Buildings) for a purchase price of approximately $51.6 million, plus closing costs. The Lockheed Martin Rockville Buildings were purchased from Meridian/Northwestern Shady Grove Holdings, LLC (Holdings), a Delaware limited liability company which owned the entire membership interest in North. Neither North nor Holdings is in any way affiliated with the Wells REIT, Wells OP or our Advisor.

The entire rentable square feet of the Lockheed Martin Rockville Buildings are leased under two separate lease agreements to Lockheed Martin Corporation (Lockheed Martin). Lockheed Martin, a company whose shares are publicly traded on the NYSE, is a technology company formed in March of 1995 with the merger of two other technology companies, Lockheed Corporation and Martin Marietta Corporation. Lockheed Martin is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services. Lockheed Martin reported a net worth, as of December 31, 2002, of approximately $5.9 billion. The current aggregate annual base rent payable under the Lockheed Martin leases, which expire in 2009, is approximately $4.7 million.

Cingular Atlanta Building

On August 1, 2003, Wells OP purchased a 19-story office building containing approximately 413,000 aggregate rentable square feet located on an approximately 5.2-acre tract of land at 5565 Glenridge Connector, N.E. in Atlanta, Georgia (Cingular Atlanta Building) for a purchase price of approximately $83.9 million, plus closing costs. The Cingular Atlanta Building was purchased from Teachers Insurance and Annuity Association of America, a New York corporation not in any way affiliated with the Wells REIT, Wells OP or our Advisor.

The Cingular Atlanta Building, which was built in 2000, is primarily leased to Cingular Wireless, LLC (Cingular) (approximately 76%). Approximately 21% of the Cingular Atlanta Building is leased to four additional tenants, and approximately 3% of the Cingular Atlanta Building is currently vacant.

Cingular is a joint venture between the domestic wireless divisions of SBC Communications, Inc. and BellSouth Corporation. Cingular serves more than 22 million voice and data customers across the United States, provides cellular/PCS service in 43 of the top 50 markets nationwide, and provides corporate e-mail and other advanced data services. Cingular reported a net worth, as of December 31, 2002, of approximately $7.5 billion.

The current annual base rent payable under the Cingular lease, which expires in 2010, is approximately $8.9 million. Cingular has the right to terminate the Cingular lease in 2008 by paying a termination fee equal to all unamortized tenant improvement allowances and leasing commissions incurred by the landlord in connection with the Cingular lease, which is currently estimated to be approximately $2.7 million. The Cingular lease prohibits Wells OP from leasing any space in the Cingular Atlanta Building to another tenant in the telecommunications business.

The current aggregate annual base rent for the remaining four tenants is approximately $2.0 million.

Aventis Northern NJ Building

On August 14, 2003, Wells Bridgewater I, LLC (Wells Bridgewater), a Georgia limited liability company wholly-owned by Wells OP, purchased an eight-story office building containing approximately 297,000 rentable square feet located on an approximately 10.47 acre tract of land at 200 Crossing Boulevard in Bridgewater, New Jersey (Aventis Northern NJ Building) for a purchase price of $96.3 million, plus closing costs, from PGC Bridgewater, LLC, a Delaware limited liability company not in any way affiliated with the Wells REIT, Wells OP, Wells Bridgewater or our Advisor.

The entire Aventis Northern NJ Building is leased to Aventis, Inc. (Aventis), the U.S. pharmaceuticals division and a subsidiary of Aventis SA, a French company whose shares are publicly traded on the NYSE. Aventis Pharma AG, an affiliate of Aventis and a subsidiary of Aventis SA is a guarantor of the Aventis lease. Aventis develops pharmaceutical products in areas such as oncology, cardiology, diabetes, respiratory/allergy and anti-infectives. The current annual net base rent payable under the Aventis lease, which expires in 2012, is approximately $7.3 million.

Property Management

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells REIT and our Advisor, will manage the IBM Reston Buildings, the ISS Atlanta III Building, the Lockheed Martin Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building on behalf of Wells OP. Wells Management will be paid asset and property management fees in the amount of up to 4.5% of the gross revenues from the IBM Reston Buildings, the ISS Atlanta III Building, the Lockheed Martin Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building, subject to certain limitations. Hines Interests Limited Partnership (Hines) is the current on-site property manager of the Aventis Northern NJ Building and Wells OP anticipates entering into a new management agreement with Hines to continue to serve as the on-site property manager. The property management fees payable to Hines will be paid out of or credited against the fees payable to Wells Management. Hines is not in any way affiliated with the Wells REIT, Wells OP, Wells Bridgewater or our Advisor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Supplement No. 6 dated April 14, 2003 and Supplement No. 7 dated May 15, 2003 and should also be read in conjunction with our accompanying financial statements and notes thereto.

Forward Looking Statements

This supplement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete certain projects, amounts of anticipated cash distributions to stockholders in the future and certain other matters. Readers of this supplement should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this supplement, which include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, inability to invest in properties on a timely basis or in properties that will provide targeted rates of return and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

REIT Qualification

We have made an election under Section 856 of the Internal Revenue Code to be taxed as a REIT beginning with our taxable year ended December 31, 1998. As a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially, adversely affect our financial position and results of operations. However, management believes that we are organized and operate in a manner which will enable us to qualify for treatment as a REIT for federal income tax purposes during the year ending December 31, 2003. In addition, we intend to continue to operate to remain qualified as a REIT for federal income tax purposes.

Liquidity and Capital Resources

During the six months ended June 30, 2003, we received aggregate gross offering proceeds of $1.04 billion from the sale of 104.4 million shares of our common stock. After incurring costs of $35.5 million in acquisition and advisory fees and acquisition expenses, $108.9 million in selling commissions and organization and offering expenses and common stock redemptions of $31.0 million pursuant to our share redemption program, we raised net offering proceeds of $868.9 million during the six months ended June 30, 2003.

The significant increase in capital resources available to us is due to significantly increased sales of our common stock during the first half of 2003. After payment of the costs described above associated with the sale of shares of common stock and acquisitions of properties, we had approximately $44.0 million available for investment in real estate assets as of June 30, 2003.

As of June 30, 2003, we owned interests in 79 real estate properties either directly or through our interests in joint ventures located throughout the United States. Our real estate investment policies are to identify and invest in high-grade commercial office and industrial buildings located in densely populated metropolitan markets which are newly constructed, under construction or which have been previously constructed and have operating histories. However, we are not limited to such investments. We expect to continue to acquire commercial properties that meet our standards of quality in terms of the real estate and the creditworthiness of the tenants.

We have developed specific standards for determining creditworthiness of potential tenants of our properties in order to reduce the risk of tenant default. Although authorized to enter into leases with any type of tenant, we anticipate that a majority of our tenants will be large corporations or other entities which have a net worth in excess of $100 million or whose lease obligations are guaranteed by another corporation or entity with a net worth in excess of $100 million.

Creditworthy tenants of the type we target are becoming more and more highly valued in the marketplace and, accordingly, there is increased competition in acquiring properties with these creditworthy tenants. As a result, the purchase prices for such properties have increased with corresponding reductions in cap rates and returns on investment. In addition, changes in market conditions have caused us to add to our internal procedures for ensuring the creditworthiness of our tenants before entering into any commitment to buy a property. We continue to remain steadfast in our commitment to invest in quality properties that will produce quality income for our stockholders.

Dividends paid during the six months ended June 30, 2003 were $87.6 million compared to $40.9 million during the six months ended June 30, 2002. For each $10 share of our common stock, our board of directors declared dividends for the period December 16, 2002 through June 15, 2003, at an annualized percentage rate of return of 7.0%, compared to an annualized percentage rate of return of 7.75% for the period December 16, 2001 through June 15, 2002. The reduction of the annualized percentage rate of return for the dividends resulted from the higher value placed on our type of properties and the additional time it now takes in the acquisition process for us to assess tenant creditworthiness and, therefore, invest proceeds in properties.

Our board of directors has declared dividends for the period June 16, 2003, through September 15, 2003, at an annualized percentage rate of return of 7.0%. Third quarter dividends are calculated on a daily record basis of $0.001902 (0.1902 cents) per day per share on the outstanding shares of our common stock payable to stockholders of record as shown on our books at the close of business on each day during the period commencing on June 16, 2003, and continuing on each day thereafter through and including September 15, 2003.

The payment of dividends in the future will generally be dependent upon the cash flows from operating the properties currently owned and acquired in future periods, our financial condition, amounts paid for properties acquired, the timing of property acquisitions, capital expenditure requirements and distribution requirements in order to maintain our REIT status under the Internal Revenue Code.

Cash Flows From Operating Activities

Our net cash provided by operating activities was $88.5 million and $33.1 million for the six months ended June 30, 2003 and 2002, respectively. The increase in net cash provided by operating activities was due primarily to the net income generated by $1.4 billion of additional properties acquired during 2002 and an additional $871.9 million of real estate assets acquired and $76.8 million in build-to-suit projects completed during the six months ended June 30, 2003. We do not recognize in income the full effect from the properties during the year of acquisition, as the operations of the properties are only included in income from the date of acquisition. Operating cash flows are expected to increase as we acquire additional properties in future periods and as we obtain the benefit of a full quarter of operations for properties acquired during the six months ended June 30, 2003.

Cash Flows Used In Investing Activities

Our net cash used in investing activities was $829.6 million and $278.4 million for the six months ended June 30, 2003 and 2002, respectively. The increase in net cash used in investing activities was due primarily to greater investments in properties and the payment of the related deferred project costs resulting from raising a greater amount of offering proceeds. Our investments in real estate assets, lease acquisitions and intangible lease assets and payment of acquisition and advisory costs totaled $833.6 million and $281.9 million for the six months ended June 30, 2003 and 2002, respectively. The cash outflow from the investments in properties and the payment of deferred project costs were partially offset by distributions from joint ventures of $4.0 million and $3.5 million during the six months ended June 30, 2003, and 2002, respectively. The increase in distributions from joint ventures is primarily due to additional investment in joint ventures during the fourth quarter of 2002.

Cash Flows From Financing Activities

Our net cash provided by financing activities was $754.7 million and $511.6 million for the six months ended June 30, 2003 and 2002, respectively. Capital fund raising increased to $1.04 billion during the six months ended June 30, 2003, as compared to $618.3 million during the six months ended June 30, 2002. The amounts raised were partially offset by the payment of commissions and offering costs totaling $114.8 million and $65.8 million and redemptions of $31.0 million and $6.7 million during the six months ended June 30, 2003 and 2002, respectively.

Additionally, we obtained funds from financing arrangements totaling $549.3 million and $7.5 million and made repayments of borrowings of $601.1 million and $0 during the six months ended June 30, 2003 and 2002, respectively, based on the availability and need of cash for investment in real estate assets during the period. Related to the acquisition of new financing facilities we incurred deferred financing costs of $4.4 million and $0.9 million during the six months ended June 30, 2003 and 2002. Primarily as a result of the increased cash flow from operations, during the six months ended June 30, 2003 and 2002, we paid dividends of $87.6 million and $40.9 million, respectively.

Results of Operations

As of June 30, 2003, our 79 real estate properties were approximately 97% leased. Our results of operations have changed significantly for the three and six months ended June 30, 2003, as compared to the three and six months ended June 30, 2002, generally as result of the acquisition of approximately $1.4 billion of real estate assets during the year ended December 31, 2002, and an additional $871.9 million of real estate assets acquired and $76.8 million in build-to-suit projects completed during the six months ended June 30, 2003. We expect that rental income, tenant reimbursements, depreciation expense, operating expenses, asset and property management and leasing fees and net income will each increase in future periods as a result of owning the assets acquired during the six months ended June 30, 2003, for an entire period and as a result of anticipated future acquisitions of real estate assets. Due to the average remaining terms of the long-term leases currently in place at our properties, management does not anticipate significant changes in near-term rental revenues from properties currently owned.

Three months ended June 30, 2003 vs. three months ended June 30, 2002

Rental income increased by $47.1 million, during the second quarter of 2003, from $21.8 million for the three months ended June 30, 2002, to $69.0 million for the three months ended June 30, 2003. Tenant reimbursements were $16.5 million and $4.8 million for the three months ended June 30, 2003 and 2002, respectively, for an increase of $11.7 million. The increases were primarily due to the rental income and tenant reimbursements for properties acquired subsequent to March 31, 2002, which totaled $49.5 million and $12.1 million, respectively, for the three months ended June 30, 2003 and $2.4 million and $1.1 million for the three months ended June 30, 2002. Revenues in future periods are expected to increase compared to historical periods as additional properties are acquired.

Our equity in income of joint ventures was $1.1 million and $1.3 million for the three months ended June 30, 2003 and 2002, respectively. Equity in income of joint ventures is not anticipated to change significantly in future periods unless we invest additional proceeds in future joint venture investments or dispose of joint venture investments.

Depreciation expense for the three months ended June 30, 2003 and 2002, was $25.1 million and $7.2 million, respectively comprising approximately 36% and 33% of rental income for the respective three month periods. The change in the percentages between periods is generally due to a change in the applicable cost of the real estate assets compared to the revenues generated by the real estate assets. Depreciation expense relating to assets acquired after March 31, 2002, was $18.4 million and $0.9 million for the three months ended June 30, 2003 and June 30, 2002, respectively. Depreciation expense is expected to increase in future periods as additional properties are acquired, however should remain consistent as a percentage of revenues unless the relationship between the cost of the assets and the revenues earned changes.

Property operating costs were $25.8 million and $6.2 million for the three months ended June 30, 2003 and 2002, respectively, representing 30% and 23% of the sum of the rental income and tenant reimbursements for each respective three month period. The increase of property operating costs as a percentage of the sum of the rental income and tenant reimbursements is primarily due to the recent acquisition of certain full service properties that have a higher ratio of property operating costs to revenues. Property operating costs for the properties acquired subsequent to March 31, 2002 were $19.7 million and $1.1 million for the three months ended June 30, 2003 and 2002, respectively. Property operating costs are expected to increase as more properties are acquired, but expenses should remain relatively consistent as a percentage of the sum of rental income and tenant reimbursements.

Asset and property management and leasing fees expenses were $3.2 million and $1.0 million for the three months ended June 30, 2003 and 2002, respectively, representing approximately 4% of the sum of the rental income and tenant reimbursements for each three month period. Asset and property management fees for properties acquired after March 31, 2002, were $1.9 million and $0.1 million for the three months ended June 30, 2003 and 2002, respectively. Asset and property management fees are expected to increase as additional properties are acquired but, as a percentage of the sum of rental income and tenant reimbursements, should remain relatively consistent with historical results.

General and administrative expenses increased from $0.6 million for the three months ended June 30, 2002, to $0.9 million for the three months ended June 30, 2003, representing approximately 2% and 1% of the total revenues for each respective three month period. The decrease from the prior period is primarily due to greater efficiencies resulting from economies of scale. General and administrative expenses are expected to increase in future periods as additional properties are acquired, but are expected remain relatively constant as a percentage of total revenues.

Interest expense was $4.8 million and $0.7 million for the three months ended June 30, 2003 and 2002, respectively. Interest expense of $1.0 and $0.4 million for the three months ended June 30, 2003 and 2002, respectively, was attributable to interest on the bonds related to the Ingram Micro and ISS Buildings, which is offset by the interest income associated with the bonds, which results in no net impact on our operating results. The remaining $3.8 million and $0.3 million is due to the interest on our outstanding borrowings and amortization of deferred financing costs for each period. We had significantly more borrowings outstanding during the three months ended June 30, 2003, as compared to the three months ended June 30, 2002, resulting in a significant increase in the interest expense between the two periods. Additionally, in the period ending June 30, 2003, we wrote-off approximately $0.5 million of deferred financing costs associated with the Bank of America $110.0 million line of credit termination (See Note 4 of our consolidated financial statements for further information). Interest expense in future periods will be dependent upon the amount of borrowings outstanding during those periods and current interest rates. Historical results may not be indicative of interest expense in future periods.

Earnings per share for the three months ended June 30, 2003, decreased to $0.10 per share compared to $0.11 per share for the three months ended June 30, 2002. This decrease is primarily a result of the higher cost of investments in real estate assets relative to returns on those investments.

Six months ended June 30, 2003 vs. six months ended June 30, 2002

Rental income increased by $83.7 million, during the first half of 2003, from $38.6 million for the six months ended June 30, 2002, to $122.3 million for the six months ended June 30, 2003. Tenant reimbursements were $26.1 million and $9.2 million for the six months ended June 30, 2003 and 2002, respectively, for an increase of $16.9 million. The increases were primarily due to the rental income and tenant reimbursements for properties acquired subsequent to December 31, 2001, which totaled $89.3 million $17.9 million, respectively, for the six months ended June 30, 2003, and $6.0 million and $1.3 million for the first half of 2002. Revenues in future periods are expected to increase compared to historical periods as additional properties are acquired.

Our equity in income of joint ventures was $2.4 million and $2.5 million for the six months ended June 30, 2003 and 2002, respectively. Equity in income of joint ventures is not anticipated to change significantly in future periods unless we invest additional proceeds in future joint venture investments or dispose of joint venture investments.

Depreciation expense for the six months ended June 30, 2003 and 2002, was $44.3 million and $12.9 million, respectively comprising approximately 36% and 33% of rental income for the respective six month periods. The increase in the percentages between periods is generally due to an increase in the applicable cost of the real estate assets compared to the revenues generated by the real estate assets. Depreciation expense relating to assets acquired after December 31, 2001, was $33.1 million and $2.3 million for the six months ended June 30, 2003 and 2002, respectively. Depreciation expense is expected to increase in future periods as additional properties are acquired, however should remain consistent as a percentage of revenues unless the relationship between the cost of the assets and the revenues earned changes.

Property operating costs were $41.0 million and $11.2 million for the six months ended June 30, 2003 and 2002, respectively, representing approximately 28% and 24% of the sum of the rental income and tenant reimbursements for each respective six month period. The increase in the property operating costs as a percentage of the sum of the rental income and tenant reimbursements is primarily due to operating costs of the recently acquired full service properties as a percentage of revenues. Property operating costs for the properties acquired subsequent to December 31, 2001, were $30.1 million and $1.7 million for the six months ended June 30, 2003 and 2002, respectively. Property operating costs are expected to increase as more properties are acquired, but expenses should remain relatively consistent as a percentage of the sum of rental income and tenant reimbursements.

Management and leasing fees expenses were $5.5 million and $1.9 million for the six months ended June 30, 2003 and 2002, respectively, representing approximately 4% of the sum of the rental income and tenant reimbursements for each six month period. Management and leasing fees for properties acquired after June 30, 2002, were $3.5 million and $0.2 million for the six months ended June 30, 2003 and 2002, respectively. Management and leasing fees are expected to increase as additional properties are acquired; however, as a percentage of the sum of rental income and tenant reimbursements, should remain relatively consistent with historical results.

General and administrative expenses increased from $1.1 million for the six months ended June 30, 2002, to $2.5 million for the six months ended June 30, 2003, representing approximately 2% of the total revenues for each respective six month period. General and administrative expenses are expected to increase in future periods as our assets continue to increase as additional properties are acquired, but are expected remain relatively constant as a percentage of total revenues.

Interest expense was $7.4 million and $1.3 million for the six months ended June 30, 2003 and 2002, respectively. Interest expense of $1.9 and $0.9 million for the six months ended June 30, 2003 and 2002, respectively, was attributable to interest on the bonds related to the Ingram Micro and ISS Buildings, which is offset by the interest income associated with the bonds, which results in no net impact on our operating results. The remaining $5.5 million and $0.4 million, respectively, is due to the interest on our outstanding borrowings for each period and amortization of deferred finance costs. We had significantly more borrowings outstanding during the six months ended June 30, 2003, as compared to the six months ended June 30, 2002, resulting in a significant increase in the interest expense between the two periods. Additionally, in the period ending June 30, 2003, we wrote-off approximately $0.5 million of deferred costs associated with the Bank of America $110.0 million line of credit termination (See Note 4 of our consolidated financial statements for further information). Interest expense in future periods will be dependent upon the amount of borrowings outstanding during those periods and current interest rates. Historical results may not be indicative of interest expense in future periods.

Earnings per share for the six months ended June 30, 2003, decreased to $0.20 per share compared to $0.22 per share for the six months ended June 30, 2002. This decrease is primarily a result of the higher cost of investments in real estate assets relative to returns on those investments resulting in lower returns.

Funds From Operations

Funds from Operations (FFO), as defined by the National Association of Real Estate Investment Trusts (NAREIT), generally means net income, computed in accordance with accounting principles generally accepted in the United States (GAAP) excluding extraordinary items (as defined by GAAP) and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. Management believes that FFO is helpful to investors as a measure of the performance of an equity REIT.

However, our calculation of FFO, while consistent with NAREIT’s definition, may not be comparable to similarly titled measures presented by other REITs. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

The following table reflects the calculation of FFO for the three and six month periods ended June 30, 2003 and 2002:

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
FUNDS FROM OPERATIONS:
Net income	$27,985	$13,756	$52,349	$24,536
Add:
Depreciation of real estate assets	25,060	7,159	44,278	12,903
Amortization of deferred leasing costs	271	78	349	151
Depreciation & amortization—unconsolidated investments in joint assets	779	701	1,565	1,407

Funds from Operations (FFO)	$54,095	$21,694	$98,541	$38,997

WEIGHTED AVERAGE SHARES
BASIC AND DILUTED	283,903	126,038	258,575	110,886

In order to recognize revenues on a straight line basis over the terms of the respective leases, we recognized straight line rental revenue of $4.3 million and $2.1 million during the three months ended June 30, 2003 and 2002, respectively. For the six months ended June 30, 2003 and 2002, we recognized straight line rental revenue of $5.1 million and $3.2 million, respectively.

Amortization of the intangible lease assets and liabilities resulted in a net increase in rental revenue of $0.6 million and $1.1 million, respectively for the three and six months periods ended June 30, 2003.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. However, there are provisions in the majority of tenant leases, which would protect us from the impact of inflation. These provisions include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied; thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of our Audit Committee. There have been no significant changes in the critical accounting policies, methodology, or assumptions in the current period.

Below is a discussion of the accounting policies that management considers to be critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Building	25 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant Improvements	Lease term

In the event that inappropriate useful lives or methods are used for depreciation, our net income would be misstated.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate assets, both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present which indicate that the carrying amounts of real estate assets may not be recoverable, we assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust the real estate assets to the fair value and recognize an impairment loss. We have determined that there has been no impairment in the carrying value of real estate assets held by us and any unconsolidated joint ventures at June 30, 2003.

Projections of expected future cash flows requires us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flows and fair value and could result in the overstatement of the carrying value of our real estate assets and net income.

Intangible Lease Asset/Liability

We determine whether an intangible asset or liability related to above or below market leases was acquired as part of the acquisition of the real estate assets. The intangible assets and liabilities are recorded at their estimated fair market values at the date of acquisition and amortized over the remaining term of the respective lease to rental income.

The determination of the estimated fair values of the intangible lease asset or liability requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. If inappropriate estimates with regard to these variables are used, misclassification of assets or liabilities and incorrect calculation of depreciation amounts would occur, which would misstate our net income.

Commitments and Contingencies

Take Out Purchase and Escrow Agreement

Wells Management Company has developed a program (Wells Section 1031 Program) involving the acquisition by a subsidiary of Wells Management Company (Wells Exchange) of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (1031 Participants) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Service Code. The acquisition of each of the properties acquired by Wells Exchange will be financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange will attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which will be used to repay a prorata portion of the interim financing. In consideration for the payment of a take out fee to us and following approval of the potential property acquisition by our board of directors, it is anticipated that we will enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, we will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

See Note 7 to our consolidated financial statements included in this supplement for discussion of this potential obligation.

Letters of Credit

At June 30, 2003, we had three unused letters of credit as required by other parties to ensure completion of our obligations under certain contracts. See Note 7 to our consolidated financial statements included in this supplement for further discussion of the letters of credit.

Commitments Under Existing Lease Agreements

We entered into lease agreements with tenants that may include provisions that, at the option of the tenant, may require us to incur certain capital costs. See Note 7 to our consolidated financial statements included in this supplement for further discussion of these potential obligations.

Earn-out Agreements

We entered into certain purchase agreements containing various earn-out clauses that may result in Wells REIT being obligated to pay additional amounts to the seller of a property. See Note 7 to our consolidated financial statements included in this supplement for a more detailed discussion of these potential obligations.

Leasehold Property Obligations

We own certain properties that are subject to ground leases and require us to pay rent in future years. See Note 7 to our consolidated financial statements included in this supplement for further discussion of the lease terms and required payments.

Pending Litigation

We have certain pending litigation related to a dispute over the right to an approximately $0.8 million escrow deposit for a property that was not acquired. See Note 7 to our consolidated financial statements included in this supplement for further discussion of the litigation.

NASD Enforcement Action

On June 6, 2003, the enforcement division of NASD, Inc. (NASD) informed Wells Investment Securities, Inc., our Dealer Manager, and Leo F. Wells, III, our president and a director, that the NASD has made a determination to institute disciplinary proceedings against both Wells Investment Securities and Mr. Wells, as registered principal of Wells Investment Securities, for alleged violations of various NASD Conduct Rules. Please see the “Settlement of NASD Enforcement Action” section of this supplement for a discussion of the settlement with the NASD.

Related Party Transactions and Agreements

We have entered into agreements with our Advisor and its affiliates, whereby we pay certain fees or reimbursements to our Advisor or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions dealer manager fees, asset and property management fees and reimbursement of operating costs. See Note 5 to our consolidated financial statements included in this supplement for a discussion of the various related party transactions, agreements and fees.

Conflicts of Interest

Our Advisor is also a general partner in and advisor to various Wells Real Estate Funds. As such, there are conflicts of interest where our Advisor, while serving in the capacity as general partner for Wells Real Estate Funds, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets.

Subsequent Events

Sale of Shares of Common Stock

From July 1, 2003 through August 15, 2003, Wells REIT has raised approximately $342.4 million through the issuance of approximately 34.2 million shares of common stock of Wells REIT. At August 15, 2003 approximately 111.1 million shares remain available under the current offering of Wells REIT’s stock, excluding shares available under our dividend reinvestment plan.

Redemptions of Common Stock under our Share Redemption Plan

Our current share redemption plan allows for the redemption of approximately 4.37 million shares at an aggregate cost of $43.7 million for the year ending December 31, 2003. From January 1, 2003 through August 15, 2003, we had redeemed approximately 3.85 million shares of common stock available for redemption for the year at an aggregate cost of approximately $38.5 million. We anticipate that the remaining shares eligible for redemption during the year ending December 31, 2003 will be exhausted in the very near future. All other requests for potential redemption will not be eligible for redemption on a first come, first served basis until after January 1, 2004, subject to our board’s ability to change or terminate our share redemption program at any time in its discretion.

Property Acquisitions

ISS Atlanta III

On July 1, 2003, Wells REIT purchased the third Internet Security Systems (ISS) Building, a five-story building containing approximately 50,400 rentable square feet located in Atlanta, Georgia for a purchase price of approximately $10.0 million. The building is 100% leased to ISS. The first two ISS Buildings were purchased in July 2002. The three-building project now totals approximately 289,000 rentable square feet.

Lockheed Martin Rockville

On July 30, 2003, Wells REIT purchased all the membership interest in Meridian/Northwestern Shady Grove North, LLC, a Delaware limited liability company, which owns two four-story office buildings containing approximately 231,000 aggregate rentable square feet located in Rockville, Maryland, for a purchase price of approximately $51.6 million. The buildings are 100% leased to Lockheed Martin.

Cingular Atlanta

On August 1, 2003, Wells REIT purchased the Cingular Atlanta Building, a 19-story building containing approximately 413,000 rentable square feet located in Atlanta, Georgia, for a purchase price of $83.9 million. The building is 97% leased under leases to various tenants with varying terms, including Cingular Wireless, LLC, which leases 76% of the building.

Aventis Northern NJ Building

On August 14, 2003, Wells Bridgewater purchased an eight-story office building containing approximately 297,000 rentable square feet located in Bridgewater, New Jersey for a purchase price of $96.3 million. The building is 100% leased to Aventis, Inc.

Underwriting Compensation and Terms

Notwithstanding the volume discount table contained in the first paragraph on page 148 in the “Plan of Distribution—Underwriting Compensation and Terms” section of the prospectus, the Wells REIT is offering a volume discount reduction of 6.0% for sales of 500,000 or more shares of the Wells REIT through the end of this offering. Therefore, purchasers of 500,000 or more shares will pay only 1% sales commissions resulting in a purchase price of $9.40 per share. The net proceeds to the Wells REIT will not be affected by use of this volume discount available to purchasers of 500,000 or more shares.

Board of Director Committees

The Audit Committee

The Audit Committee’s primary function is to assist our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the stockholders and others, the system of internal controls which our management has established and our audit and financial reporting process. In performing this function, the Audit Committee shall maintain free and open communications among our board of directors, our independent accountants and our financial management team. The Audit Committee’s members are as follows:

BOARD COMMITTEE	MEMBERS
Audit Committee	Walter W. Sessoms (Chairman) William H. Keogler, Jr. Donald S. Moss Neil H. Strickland W. Wayne Woody

The Compensation Committee

The primary function of the Compensation Committee is to administer the granting of stock options to selected employees of our Advisor and Wells Management Company, based upon recommendations from Wells Capital, and to set the terms and conditions of such options in accordance with the 2000 Employee Stock Option Plan. The Compensation Committee’s members are as follows:

BOARD COMMITTEE	MEMBERS
Compensation Committee	John L. Bell Richard W. Carpenter Bud Carter William H. Keogler, Jr. Donald S. Moss Walter W. Sessoms Neil H. Strickland

The Directors Nominating and Compensation Committee

The Directors Nominating and Compensation Committee was created in 2003, and the primary function of the Directors Nominating and Compensation Committee is to make recommendations to the board of directors regarding the size of the board of directors and its makeup in terms of specific areas of expertise and diversity and to make recommendations to the board of directors regarding director compensation. The Directors Nominating and Compensation Committee also nominates candidates to fill any vacancies on the board of directors and will consider nominees recommended by stockholders. The Directors Nominating and Compensation Committee members are as follows:

BOARD COMMITTEE	MEMBERS
Directors Nominating and Compensation Committee	Donald S. Moss (Chairman) John L. Bell Michael R. Buchanan Richard W. Carpenter Bud Carter William H. Keogler, Jr. Walter W. Sessoms Neil H. Strickland W. Wayne Woody

The Asset Management Committee

The Asset Management Committee was created in 2003, and the primary function of the Asset Management Committee is to review and advise the board of directors on investment criteria and acquisition policies, general economic environment in various real estate markets, existing or prospective properties or tenants, and portfolio diversification goals. The Asset Management Committee members are as follows:

BOARD COMMITTEE	MEMBERS
Asset Management Committee	Michael R. Buchanan (Chairman) John L. Bell Richard W. Carpenter Walter W. Sessoms

The Shareholder Relations, Communication and Development Committee

The Shareholder Relations, Communication and Development Committee was created in 2003, and the primary function of the Shareholder Relations, Communication and Development Committee is to advise the board of directors on various stockholders’ issues including market conditions, communications with stockholders, and investor support programs. The Shareholder Relations, Communication and Development Committee members are as follows:

BOARD COMMITTEE	MEMBERS
Shareholder Relations, Communications and Development Committee	Bud Carter (Chairman) William H. Keogler, Jr. Donald S. Moss Neil H. Strickland

The Finance and Planning Committee

The Finance and Planning Committee was created in 2003, and the primary function of the Finance and Planning Committee is to review and advise the board of directors on the overall financial performance of the Wells REIT which includes issues related to net proceeds raised, fees and expenses, operating earnings, dividends, capital structure and budgetary and reporting processes. The Finance and Planning Committee members are as follows:

BOARD COMMITTEE	MEMBERS
Finance and Planning Committee	Richard W. Carpenter (Chairman) Michael R. Buchanan Bud Carter John L. Bell

Financial Statements

Audited Financial Statements

The statements of revenues over certain operating expenses of the Lockheed Martin Rockville Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building for the year ended December 31, 2002, which are included in this supplement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Unaudited Financial Statements

The financial statements of the Wells REIT, as of June 30, 2003, and for the six month periods ended June 30, 2003 and June 30, 2002, which are included in this supplement, have not been audited.

The statements of revenues over certain operating expenses of the Lockheed Martin Rockville Buildings, the Cingular Atlanta Building and the Aventis Northern NJ Building for the six months ended June 30, 2003, which are included in this supplement, have not been audited.

The pro forma balance sheet of the Wells REIT, as of June 30, 2003, the pro forma statement of income for the year ended December 31, 2002, and the pro forma statement of income for the six months ended June 30, 2003, which are included in this supplement, have not been audited.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Page
Wells Real Estate Investment Trust, Inc. and Subsidiaries

Unaudited Financial Statements

Consolidated Balance Sheets as of June 30, 2003 (unaudited) and December 31, 2002 (audited)	24

Consolidated Statements of Income for the six months ended June 30, 2003 and June 30, 2002 (unaudited)	25

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	26

Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and June 30, 2002 (unaudited)	27

Condensed Notes to Consolidated Financial Statements June 30, 2003 (unaudited)	28

Lockheed Martin Rockville Buildings

Report of Independent Auditors	38

Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	39

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	40

Cingular Atlanta Building

Report of Independent Auditors	42

Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	43

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	44

Aventis Northern NJ Building

Report of Independent Auditors	46

Statements of Revenues Over Certain Operating Expenses For the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	47

Notes to Statements of Revenues Over Certain Operating Expenses for the year ended December 31, 2002 (audited) and for the six months ended June 30, 2003 (unaudited)	48

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Page
Wells Real Estate Investment Trust, Inc. and Subsidiaries

Unaudited Pro Forma Financial Statements

Summary of Unaudited Pro Forma Financial Statements	50

Pro Forma Balance Sheet as of June 30, 2003 (unaudited)	51

Pro Forma Statement of Income for the year ended December 31, 2002(unaudited)	53

Pro Forma Statement of Income for the six months ended June 30, 2003 (unaudited)	54

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	June 30, 2003 (unaudited)	December 31, 2002
ASSETS:
Real estate assets, at cost:
Land	$342,885	$279,185
Building and improvements, less accumulated depreciation of $107,872 at June 30, 2003, and $63,594 at December 31, 2002	2,575,249	1,683,036
Construction in progress	532	42,746

Total real estate assets	2,918,666	2,004,967
Investments in joint ventures	82,513	83,915
Cash and cash equivalents	59,105	45,464
Rents receivable	26,814	19,321
Deferred project costs	1,864	1,494
Due from affiliates	1,807	1,961
Prepaid expenses and other assets, net	12,656	4,407
Deferred lease acquisition costs, net	11,880	1,638
Intangible lease assets	22,839	12,060
Investment in bonds	54,500	54,500

Total assets	$3,192,644	$2,229,727

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY:
Borrowings	$308,765	$248,195
Obligations under capital leases	54,500	54,500
Intangible lease liabilities	46,249	32,697
Accounts payable and accrued expenses	57,013	24,580
Due to affiliates	5,061	15,975
Dividends payable	9,532	6,046
Deferred rental income	9,379	11,584

Total liabilities	490,499	393,577
Minority interest of unit holder in operating partnership	200	200

COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000,000 shares authorized, 322,219,052 shares issued and 317,026,812 outstanding at June 30, 2003, and 750,000,000 shares authorized, 217,790,874 shares issued and 215,699,717 shares outstanding at December 31, 2002	3,222	2,178
Additional paid-in capital	2,863,705	1,929,381
Cumulative distributions in excess of earnings	(113,052)	(74,310)
Treasury stock, at cost, 5,192,240 shares at June 30, 2003 and 2,091,157 shares at December 31, 2002	(51,922)	(20,912)
Other comprehensive loss	(8)	(387)

Total shareholders’ equity	2,701,945	1,835,950

Total liabilities, minority interest and shareholders’ equity	$3,192,644	$2,229,727

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
REVENUES:
Rental income	$68,969	$21,834	$122,312	$38,572
Tenant reimbursements	16,457	4,762	26,058	9,177
Equity in income of joint ventures	1,131	1,271	2,392	2,478
Interest income and other income	1,161	1,535	2,315	2,648
Take out fee	—	—	—	134

	87,718	29,402	153,077	53,009

EXPENSES:
Depreciation	25,060	7,159	44,278	12,903
Property operating costs	25,819	6,201	41,039	11,241
Management and leasing fees	3,155	1,004	5,488	1,903
General and administrative	947	592	2,523	1,121
Interest expense	4,752	690	7,400	1,305

	59,733	15,646	100,728	28,473

NET INCOME	$27,985	$13,756	$52,349	$24,536

EARNINGS PER SHARE
Basic and diluted	$0.10	$0.11	$0.20	$0.22

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic and diluted	283,903	126,038	258,575	110,886

DIVIDENDS DECLARED PER SHARE	$0.18	$0.19	$0.35	$0.39

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

AND FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Retained Earnings	Treasury Stock		Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount				Shares	Amount
BALANCE, December 31, 2001	83,761	$838	$738,236	$(24,181)	$—	(555)	$(5,550)	—	$709,343
Issuance of common stock	134,030	1,340	1,338,953	—	—	—	—	—	1,340,293
Treasury stock purchased	—	—	—	—	—	(1,536)	(15,362)	—	(15,362)
Dividends ($0.76 per share)	—	—	—	(50,129)	(59,854)	—	—	—	(109,983)
Sales commissions and dealer manager fees	—	—	(127,332)	—	—	—	—	—	(127,332)
Other offering costs	—	—	(20,476)	—	—	—	—	—	(20,476)
Components of comprehensive income:
Net income	—	—	—	—	59,854	—	—	—	59,854
Change in value of interest rate swap	—	—	—	—	—	—	—	(387)	(387)

Comprehensive income									59,467

BALANCE, December 31, 2002	217,791	2,178	1,929,381	(74,310)	—	(2,091)	(20,912)	(387)	1,835,950
Issuance of common stock	104,428	1,044	1,043,236	—	—	—	—	—	1,044,280
Treasury stock purchased	—	—	—	—	—	(3,101)	(31,010)	—	(31,010)
Dividends ($0.35 per share)	—	—	—	(38,742)	(52,349)	—	—	—	(91,091)
Sales commissions and dealer manager fees	—	—	(98,423)	—	—	—	—	—	(98,423)
Other offering costs	—	—	(10,489)	—	—	—	—	—	(10,489)
Components of comprehensive income:
Net income	—	—	—	—	52,349	—	—	—	52,349
Change in value of interest rate swap	—	—	—	—	—	—	—	379	379

Comprehensive income									52,728

BALANCE, June 30, 2003	322,219	$3,222	$2,863,705	$(113,052)	—	(5,192)	$(51,922)	$(8)	$2,701,945

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$52,349	$24,536
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of joint ventures	(2,392)	(2,478)
Depreciation	44,278	12,903
Amortization of deferred financing costs	1,524	425
Amortization of intangible lease assets/liabilities	(1,095)	—
Amortization of deferred lease acquisition costs	349	151
Changes in assets and liabilities:
Rents receivable	(7,493)	(4,706)
Deferred rental income	(2,205)	352
Accounts payable and accrued expenses	7,961	3,113
Prepaid expenses and other assets, net	(4,799)	(1,018)
Due to/from affiliates	34	(140)

Net cash provided by operating activities	88,511	33,138

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate assets	(770,657)	(259,536)
Contributions to joint ventures	(79)	—
Investment in intangible lease assets	(12,112)	—
Deferred project costs paid	(40,521)	(22,008)
Distributions received from joint ventures	4,009	3,497
Deferred lease acquisition costs paid	(10,234)	(400)

Net cash used in investing activities	(829,594)	(278,447)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	549,297	7,534
Repayment of borrowings	(601,074)	—
Dividends paid to shareholders	(87,605)	(40,867)
Issuance of common stock	1,044,285	618,276
Treasury stock purchased	(31,010)	(6,673)
Sales commissions and dealer manager fees paid	(96,037)	(58,959)
Other offering costs paid	(18,753)	(6,819)
Deferred financing costs paid	(4,379)	(860)

Net cash provided by financing activities	754,724	511,632

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,641	266,323
CASH AND CASH EQUIVALENTS, beginning of period	45,464	75,586

CASH AND CASH EQUIVALENTS, end of period	$59,105	$341,909

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

(unaudited)

1.	ORGANIZATION

General

Wells Real Estate Investment Trust, Inc. (“Wells REIT”) is a Maryland corporation that qualifies as a real estate investment trust (“REIT”). Wells REIT was incorporated in 1997 and commenced operations on June 5, 1998.

Wells REIT engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed or have operating histories. At June 30, 2003, Wells REIT has invested in commercial office and industrial real estate assets, either directly or through joint ventures with real estate limited partnership programs sponsored by Wells Capital, Inc. (the “Advisor”) or its affiliates.

Wells REIT’s business is conducted through Wells Operating Partnership, L.P. (“Wells OP”), a Delaware limited partnership, and its subsidiaries, and Wells REIT-Independence Square, LLC (“Wells REIT-Independence”), a single member Georgia limited liability company. Wells OP was formed to acquire, develop, own, lease and operate properties on behalf of Wells REIT, directly, through wholly-owned subsidiaries or through joint ventures. Wells REIT-Independence was formed to acquire the NASA building located in Washington, D.C. Wells REIT is the sole general partner in Wells OP and the sole member of Wells REIT-Independence and possesses full legal control and authority over the operations of Wells OP and Wells REIT-Independence. Wells OP, and its subsidiaries, and Wells REIT-Independence comprise Wells REIT’s subsidiaries.

Four offerings of Wells REIT stock have been initiated as follows:

Offering #	Date Commenced	Termination Date	Gross Proceeds	Shares Issued
1	January 30, 1998	December 19, 1999	$132.2 million	13.2 million
2	December 20, 1999	December 19, 2000	$175.2 million	17.5 million
3	December 20, 2000	July 26, 2002	$ 1,283.0 million	128.3 million
4	July 26, 2002	Offering will terminate on or before July 25, 2004	$ 1,631.8 million (through June 30, 2003)	163.2 million (through June 30, 2003)
Total as of June 30, 2003			$ 3,222.2 million	322.2 million

After incurring costs from all offerings of $111.0 million in acquisition and advisory fees and expenses, $304.8 million in selling commissions, $50.5 million in organization and offering expenses to the Advisor, investment in real estate assets and joint ventures of $2,660.0 million and common stock redemptions pursuant to Wells REIT’s share redemption program of $51.9 million, Wells REIT was holding net offering proceeds of approximately $44.0 million available for investment in properties at June 30, 2003.

Wells REIT’s stock is not listed on a national exchange. However, the Wells REIT’s Articles of Incorporation currently require the Wells REIT to begin the process of liquidating its investments and distributing the resulting proceeds to the shareholders if its shares are not listed on a national exchange by January 30, 2008 Wells REIT Articles of Incorporation can only be amended by a proxy vote of Wells REIT’s shareholders.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Basis of Presentation

The consolidated financial statements of Wells REIT have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. Independent auditors have not examined these quarterly statements, but in the opinion of management, the statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods. Results for interim periods are not necessarily indicative of full year results. For further information, refer to the financial statements and footnotes included in the Wells REIT’s Form 10-K for the year ended December 31, 2002.

Income Taxes

Wells REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such beginning with its taxable year ended December 31, 1998. To qualify as a REIT, Wells REIT must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to shareholders. As a REIT, Wells REIT generally will not be subject to federal income tax on taxable income that it distributes to its shareholders. If Wells REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants Wells REIT relief under certain statutory provisions. Such an event could materially adversely affect Wells REIT’s net income and net cash available for distribution to shareholders. However, Wells REIT believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to continue to operate in the foreseeable future in such a manner that Wells REIT will remain qualified as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the accompanying consolidated financial statements, as Wells REIT made distributions in excess of its taxable income for the periods presented.

Recent Pronouncements

On January 1, 2002, Wells REIT adopted Statement of Financial Accounting Standards No. 141 “Business Combinations,” and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles.” These standards govern business combinations, asset acquisitions and the accounting for acquired intangibles. Wells REIT determines whether an intangible asset or liability related to above or below market leases was acquired as part of the acquisition of real estate assets. The resulting intangible lease assets and liabilities are recorded at their estimated fair market values at the date of acquisition and amortized over the remaining term of the respective lease to rental income. Amortization of the intangible lease assets and liabilities resulted in a net increase in rental revenue of $0.6 million and $1.1 million for the three and six months ended June 30, 2003, respectively.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. FIN 46 requires the identification of Wells REIT’s participation in variable interest entities (“VIEs”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as VIEs, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. As Wells REIT’s joint ventures do not fall under the definition of VIEs provided above, we do not believe that the adoption of FIN 46 will result in the consolidation of any previously unconsolidated entities.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

2.	REAL ESTATE ASSETS

Acquisitions

During the six months ended June 30, 2003, Wells REIT acquired ownership interests in seven properties for a total purchase price of $871.9 million, exclusive of related closing costs and acquisition and advisory fees paid to the Advisor as described below.

East Point I & II

On January 9, 2003, Wells REIT purchased two three-story office buildings containing approximately 187,735 aggregate rentable square feet located in Mayfield Heights, Ohio, for a purchase price of approximately $22.0 million. Progressive Casualty Insurance; Austin, Danaher Power Solutions; and Moreland Management Company occupy approximately 92% of the rentable square feet in the two buildings. The remaining approximately 8% of the rentable square feet is vacant as of June 30, 2003. At closing, Wells REIT entered into an earn-out agreement with the seller with regard to the vacant space that requires Wells REIT to pay the seller certain amounts for each new, fully-executed lease after the date of acquisition but on or before March 31, 2004, relating to the vacant space. Payments are calculated by dividing the anticipated first year’s annual rent less operating expenses 0.105, with the result being reduced by tenant improvement costs related to the space.

150 West Jefferson Detroit

On March 31, 2003, Wells REIT purchased a 25-story office building containing approximately 505,417 rentable square feet located at 150 West Jefferson Avenue, downtown Detroit, Michigan, for a purchase price of approximately $93.8 million. The building is 99% occupied under leases to various tenants with varying lease terms, including Miller, Canfield, Paddock, & Stone; Butzel Long PC; and MCN Energy Group, Inc., which collectively occupy approximately 62% of the building.

Citicorp Englewood Cliffs

On April 30, 2003, Wells REIT purchased the Citicorp Englewood Cliffs, NJ Building, a three-story office building containing approximately 410,000 rentable square feet located in Englewood Cliffs, New Jersey, for a purchase price of $70.5 million. The building is leased entirely to Citicorp North America, Inc., a wholly-owned subsidiary of Citicorp, Inc.

US Bancorp

On May 1, 2003, Wells REIT purchased the US Bancorp Minneapolis Building, a 32-story office building containing approximately 929,694 rentable square feet located in Minneapolis, Minnesota, for a purchase price of $174.0 million. The building is approximately 99% leased under leases to various tenants with varying terms, including US Bancorp Piper Jaffray Companies, Inc., which leases approximately 77% of the building.

AON Center Chicago

On May 9, 2003, Wells REIT purchased the AON Center Chicago Building, an 83-story office building containing approximately 2.6 million rentable square feet located in Chicago, Illinois, for a purchase price of approximately $465.2 million. The building is approximately 92% leased under leases to various tenants with varying lease terms, including BP Corporation North American, Inc., DDB Needham Chicago, Inc., and Kirkland & Ellis which collectively lease approximately 54% of the building.

GMAC Detroit

On May 9, 2003, Wells REIT acquired the GMAC Detroit Building, a three-story office building containing approximately 119,122 square feet located in Auburn Hills, Michigan, for a purchase price of approximately $17.8 million. The building is approximately 86% leased to the GMAC Corporation and Delmia Corporation. For the remaining approximately 14% of the building, Wells REIT is required to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building but on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095, with the result being reduced by tenant improvement costs related to the space.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

IBM Reston I & II

On June 30, 2003, Wells REIT purchased the IBM Reston Buildings, one six-story and one two-story office building containing approximately 140,994 aggregate rentable square feet located in Reston, Virgina for a purchase price of approximately $28.6 million. The buildings are 100% occupied by the IBM Corporation and Tellabs Reston, Inc.

Build-to-Suit Projects

During the six month period ended June 30, 2003, Wells REIT completed three build-to-suit projects with a total investment amount totaling approximately $76.8 million as discussed below.

Nissan

In March 2003, Wells REIT substantially completed the construction of the Nissan Building located in Dallas, Texas, and transferred total construction costs of approximately $41.8 million for the project from construction in progress to building and improvements. Nissan Motor Acceptance Corporation occupied the building under a lease commencing on April 1, 2003. The construction was financed through a loan that was paid off in March 2003, when the building was substantially complete.

AmeriCredit

In April 2003, Wells REIT substantially completed the construction of the AmeriCredit Building located in Phoenix, Arizona, and transferred total construction costs of approximately $23.5 million for the project from construction in progress to building and improvements. AmeriCredit Corporation occupied the building under a lease commencing on April 15, 2003. The entire construction was financed completely with investor proceeds.

Kerr-McGee

In June 2003, Wells REIT substantially completed the construction of the Kerr-McGee located in Houston, Texas, and transferred total construction costs of approximately $11.5 million for the project from construction in progress to building and improvements. Kerr-McGee Corporation will occupy the building under a lease commencing on July 1, 2003. The construction of this property was financed through a loan that was paid off in July 2003.

3.	INVESTMENT IN JOINT VENTURES

The information below summarizes the operations of the seven unconsolidated joint ventures that Wells REIT, through Wells OP, had ownership interests as of June 30, 2003.

CONDENSED COMBINED STATEMENTS OF INCOME

	Three months ended June 30,		Six months ended June 30,
	2003 (000s)	2002 (000s)	2003 (000s)	2002 (000s)
REVENUES:
Rental income	$5,134	$4,859	$10,280	$9,587
Tenant reimbursements	551	373	1,021	1,015
Other income	3	12	11	24

Total revenues	5,688	5,244	11,312	10,626

EXPENSES:
Depreciation	1,751	1,592	3,519	3,196
Operating expenses	1,107	513	1,934	1,344
Management and leasing fees	322	287	651	549

TOTAL EXPENSES	3,180	2,392	6,104	5,089

NET INCOME	$2,508	$2,852	$5,208	$5,537

NET INCOME ALLOCATED TO WELLS REIT	$1,131	$1,271	$2,392	$2,478

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

4.	BORROWINGS

Wells REIT has financed certain investments, acquisitions and developments through various borrowings as described below. On June 30, 2003, and December 31, 2002, Wells REIT had the following amounts outstanding:

Facility	June 30, 2003 (000s)	December 31, 2002 (000s)
$110 million line of credit; accruing interest at LIBOR plus 175 basis points; requiring interest payments monthly with principal due at maturity; collateralized by various buildings(1)	$—	$58,000

$98.1 million line of credit; accruing interest at LIBOR plus 175 basis points (2.87 % at June 30, 2003); requiring interest payments monthly and principal due at maturity (September 2003); collateralized by various buildings	65,500	61,399

$500 million unsecured revolving line of credit; accruing interest at various rates of interest based on LIBOR plus up to 1.625% (2.43% at June 30, 2003); requiring interest payments monthly and principal payments due at maturity (May 2005) (2)	20,000	—

$50 million line of credit; accruing interest at LIBOR plus 175 basis points; requiring interest payments monthly with principal due at maturity (May 2005); collateralized by various buildings(3)	—	—

$90 million note payable; accruing interest at LIBOR plus 115 basis points; currently locked at 2.53% through July 2, 2003 (2.53% at June 30, 2003); requiring interest payments monthly, with principal due at maturity (December 2006); subject to certain prepayment penalties; collateralized by the Nestle Building	90,000	90,000

$112.3 million note payable; seller financed interest free loan incurred upon purchase of AON Center in May 2003; Principal balance due upon maturity (January 2004); collateralized by the AON Center Building	112,347	—

$34.2 million construction loan payable; accruing interest at LIBOR plus 200 basis points; requiring interest payments monthly and principal due at maturity (July 2003); collateralized by the Nissan Building(4)	—	23,149

$13.7 million construction loan payable; accruing interest at LIBOR plus 200 basis points (3.12% at June 30, 2003); requiring interest payments monthly, with principal due at maturity (January 2004); collateralized by the Kerr-McGee Building(5)	9,426	4,038

$8.8 million note payable; accruing interest at 8%; requiring interest and principal payments monthly with any unamortized principal due at maturity (December 2003); subject to certain prepayment penalties; collateralized by the BMG Buildings	8,592	8,709

$2.9 million note payable; accruing interest at 8.5%; requiring interest payments monthly with principal due at maturity (December 2003); subject to certain prepayment penalties; collateralized by the BMG Buildings	2,900	2,900

Total borrowings	$308,765	$248,195

(1)	Wells REIT terminated this credit facility upon execution of the $500 million line of credit in April 2003.
(2)	Wells REIT entered into this revolving credit facility in April 2003. Additionally, Wells REIT is required to pay a quarterly facility fee of 0.25% per annum on the entire amount of the credit facility.
(3)	Wells REIT entered into this credit agreement in June 2003.
(4)	Wells REIT repaid this loan in March 2003, upon substantial completion of the construction of the property. At that time, Wells REIT terminated the interest rate swap at a cost of $0.3 million, which was reclassified from other comprehensive income to interest expense.
(5)	Wells REIT has entered into an interest rate swap for this construction loan. The swap has the effect of fixing the interest rate at 4.27% through July 15, 2003.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

5.	RELATED-PARTY TRANSACTIONS

Advisory Agreement

Wells REIT has entered into an Advisory Agreement with the Advisor, which entitles the Advisor to specified fees in consideration for certain services with regard to the offering of shares to the public and investment of funds in real estate projects. The current Advisory Agreement expires January 30, 2004.

Under the terms of the agreement, the Advisor receives the following fees and reimbursements:

•	Acquisition and advisory fees and acquisitions expenses of 3.5% of gross offering proceeds, subject to certain limitations;

•	Reimbursement of organization and offering costs paid on behalf of Wells REIT, not to exceed 3% of gross offering proceeds;

•	Disposition fee of 50% of the lesser of a competitive real estate commission or 3% of the sales price of the property, subordinated to the payment of dividends to shareholders equal to the sum of the shareholders’ invested capital plus an 8% return on invested capital;

•	Incentive fee of 10% of net sales proceeds remaining after shareholders have received distributions equal to the sum of the shareholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

The Advisor has elected, but is not obligated, to reduce the acquisition and advisory fees and organizational and offering costs by the amounts attributable to shares redeemed under the share redemption program for shares redeemed through June 30, 2003.

Acquisition and advisory fees and expenses incurred for the three months ended June 30, 2003 and 2002, totaled $21.0 million and $12.6 million, respectively. Organizational and offering costs incurred for the three months ended June 30, 2003 and 2002, totaled $5.7 million and $3.6 million, respectively.

Acquisition and advisory fees and acquisition expenses incurred for the six months ended June 30, 2003 and 2002, totaled $35.5 million and $21.4 million, respectively. Organizational and offering costs incurred for the six months ended June 30, 2003 and 2002, totaled $10.5 million and $5.4 million, respectively. Wells REIT incurred no disposition, incentive or listing fees during the six months ended June 30, 2003 or 2002.

Administrative Services Reimbursement

Wells REIT has no direct employees. The employees of the Advisor and Wells Management Company, Inc. (“Wells Management”), an affiliate of the Advisor, perform a full range of real estate services including leasing and property management, accounting, asset management and investor relations for Wells REIT. The related expenses are allocated among Wells REIT and the various Wells Real Estate Funds based on time spent on each entity by individual administrative personnel. These expenses are included in general and administrative expenses in the consolidated statements of income. These expenses totaled $1.0 million and $0.4 million for the three months ended June 30, 2003 and 2002, respectively. Administrative services reimbursements totaled $2.0 million and $0.7 million for the six months ended June 30, 2003 and 2002, respectively.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Asset and Property Management Agreement

Wells REIT has entered into an asset and property management agreement with Wells Management. In consideration for asset management services and for supervising the management and leasing of Wells REIT’s properties, Wells REIT will pay asset and property management fees to Wells Management equal to the lesser of (a) 4.5% of the gross revenues generally paid over the life of the lease or (b) 0.6% of the net asset value of the properties (excluding vacant properties) owned by Wells REIT. These asset and property management fees are calculated on an annual basis plus a separate competitive fee for the one-time initial lease-up of newly constructed properties generally paid in conjunction with the receipt of the first month’s rent. These expenses totaled $2.9 million and $1.0 million for the three months ended June 30, 2003 and 2002, respectively, and $5.1 million and $1.9 million for the six months ended June 30, 2003 and 2002, respectively.

Dealer Manager Agreement

Wells REIT has entered into a dealer manager agreement with Wells Investment Securities, Inc. (“WIS”), an affiliate of the Advisor, whereby WIS performs the dealer manager function for Wells REIT. For these services, WIS earns fees of 7% of the gross proceeds from the sale of the shares of Wells REIT, most of which are reallowed to participating broker-dealers. Additionally, WIS earns a dealer manager fee of 2.5% of the gross offering proceeds at the time the shares are sold, of which up to 1.5% may be reallowed to participating broker-dealers. WIS has elected, although is not obligated, to reduce the dealer manager fee by 2.5% of the gross redemptions under Wells REIT’s share redemption plan for shares redeemed through June 30, 2003. During the three months ended June 30, 2003 and 2002, Wells REIT incurred commissions of $43.2 million and $25.8 million, respectively, of which more than 99% was reallowed to participating broker-dealers. Dealer manager fees of $15.0 million and $9.0 million were incurred for the three months ended June 30, 2003 and 2002, respectively. Of these amounts, $7.1 million and $5.1 million were reallowed to participating broker-dealers for the three months ended June 30, 2003 and 2002, respectively. For the six months ended June 30, 2003 and 2002, Wells REIT incurred commissions of $73.1 million and $43.3 million, respectively, of which more than 99% was reallowed to participating broker-dealers. Dealer manager fees of $25.3 million and $15.3 million were incurred for the six months ended June 30, 2003 and 2002. Of these amounts, $12.1 million and $7.1 million were reallowed to participating broker-dealers.

Due From Affiliates

Due from affiliates included in the consolidated balance sheets primarily represents Wells REIT’s share of the cash to be distributed from its joint venture investments and other amounts payable to Wells REIT from other related parties.

Conflicts of Interest

The Advisor also is a general partner in various Wells Real Estate Funds. As such, there are conflicts of interest where the Advisor, while serving in the capacity as general partner for Wells Real Estate Funds, may be in competition with Wells REIT in connection with property acquisitions or for tenants in similar geographic markets.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

6.	CONSOLIDATED STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

	For the six months ended June 30,
	2003	2002
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES:
Deferred project costs applied to investments	$35,094	$10,068

Deferred project costs due to affiliate	$2,651	$512

Other offering expenses due to affiliate	$2,390	$1,595

Acquisition of intangible lease liability	$15,980	$—

Dividends payable	$9,532	$4,539

Joint venture distributions applied to investment	$3,872	$3,799

Seller financed debt arrangement obtained at acquisition of property	$112,347	$—

Other liabilities assumed at acquisition of property	$19,064	$—

Capital expenditure accrued	$5,408	$—

7.	COMMITMENTS AND CONTINGENCIES

Take Out Purchase and Escrow Agreement

The Advisor and its affiliates have developed a program (the “Wells Section 1031 Program”) involving the acquisition by a subsidiary of Wells Management Company (“Wells Exchange”) of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (“1031 Participants”) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Service Code. The acquisition of each of the properties acquired by Wells Exchange will be financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange will attempt to sell co-tenancy interests to 1031 Participants, the proceeds of which will be used to repay a prorata portion of the interim financing. In consideration for the payment of a take out fee to Wells REIT and following approval of the potential property acquisition by Wells REIT’s board of directors, it is anticipated that Wells REIT will enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, Wells REIT will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

In consideration for the payment of a take out fee in the amount of approximately $0.2 million, on December 31, 2002, Wells OP entered into a take out purchase and escrow agreement providing, among other things, that Wells OP would be obligated to acquire, at Wells Exchange’s cost ($0.4 million in cash plus $0.4 million of assumed debt for each 2.9994% interest of co-tenancy interest unsold), any unsold co-tenancy interests in two buildings known as Meadow Brook Corporate Park located in Birmingham, Alabama, which remain unsold at the expiration of the offering of Wells Exchange on September 30, 2003.

The obligations of Wells OP under the take out purchase and escrow agreement were secured by reserving against Well OP’s existing line of credit with Bank of America, N.A. (the “Interim Lender”). However, in April 2003, Wells Exchange repaid the loan amount in full to the Interim Lender and now Wells OP is obligated to pay Wells Exchange for any unsold units. Wells OP’s maximum economic exposure in the transaction was initially $14.0 million in cash plus assumption of the first mortgage financing in the amount of $13.9 million. As of June 30, 2003, due to the number of co-tenancy interests sold in Meadow Brook Corporate Park through such date, Wells OP’s maximum exposure has been reduced to $2.8 million in cash plus the assumption of the first mortgage financing in the amount of $2.8 million.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

Letters of Credit

At June 30, 2003, Wells REIT had three unused letters of credit totaling approximately $19.7 million outstanding from financial institutions, consisting of letters of credit of approximately $14.5 million, $4.8 million and $0.4 million with expiration dates of February 28, 2004; August 12, 2003; and February 2, 2004, respectively. These amounts are not recorded in the accompanying consolidated balance sheet as of June 30, 2003 or December 31, 2002. These letters of credit were required by three unrelated parties to ensure completion of Wells REIT’s obligations under certain earn-out and construction agreements. Wells REIT does not anticipate a need to draw on these letters of credit.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, Wells REIT may be obligated to expend certain amounts of capital to expand an existing property, construct on adjacent property or provide other expenditures for the benefit of the tenant, in favor of additional rental revenue. At June 30, 2003, no tenants have exercised such options.

Earn-out Agreements

As part of the acquisition of the IRS Building, Wells REIT entered into an agreement to pay the seller an additional $14.5 million if Wells REIT or the seller locates a suitable tenant and leases the vacant space of the building within 18 months after the date of acquisition of the property, or March 2004. If the space is not leased within this time, Wells REIT is released from any obligation to pay this additional purchase consideration. The 26% of the building that was vacant at the time of acquisition remains unleased at June 30, 2003. As of June 30, 2003, no payments have been made under this agreement.

In connection with the acquisition of the East Point I and II Buildings, Wells REIT entered into an earn-out agreement whereby Wells REIT is required to pay the seller certain amounts for each new, fully executed lease after the date of acquisition of the property but on or before June 30, 2004. Payments shall be the anticipated first year’s annual rent less operating expenses with the sum divided by 0.105 and the result reduced by tenant improvement costs related to the space. As of June 30, 2003, no payments have been made under this agreement.

As part of the acquisition of the GMAC Detroit Building, Wells REIT entered into an agreement to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building but on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095, with the result being reduced by tenant improvement costs related to the space. As of June 30, 2003, no payments have been made under this agreement.

Leasehold Property Obligations

The ASML, Motorola Tempe, Avnet and Bellsouth Ft. Lauderdale Buildings are subject to certain ground leases with expiration dates of 2082, 2082, 2083 and 2049, respectively.

Pending Litigation

In the normal course of business, Wells REIT may become subject to litigation or claims. In November 2002, Wells REIT contracted to purchase an office building located in Ramsey County, Minnesota, from Shoreview Associates LLC (“Shoreview”), who filed a lawsuit against Wells REIT in Minnesota state court alleging that Shoreview was entitled to approximately $0.8 million in earnest money Wells REIT had deposited under the contract. Wells REIT has filed a counterclaim in the case asserting that Wells REIT is entitled to the earnest money deposit. Procedurally, Wells REIT had the case transferred to U.S. District Court in Minnesota, and Shoreview has moved to transfer the case back to state court. The dispute currently remains in litigation. After consultation with legal counsel, management does not believe that a reserve for a loss contingency is necessary.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

AND SUBSIDIARIES

NASD Enforcement Action

On June 6, 2003, the enforcement division of NASD, Inc. (NASD) informed Wells Investment Securities, the Wells REIT Dealer Manager, and Leo F. Wells, III, President and a director of Wells REIT, that the NASD has made a determination to institute disciplinary proceedings against both Wells Investment Securities and Mr. Wells, as registered principal of Wells Investment Securities, for alleged violations of various NASD Conduct Rules entirely related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational and due diligence conferences sponsored by Wells Investment Securities in 2001 and 2002.

Management is unable to predict at this time the potential outcome of any such enforcement action against Wells Investment Securities and Mr. Wells or the potential effect such an enforcement action may have on the operations of the Advisor, and, accordingly, on the operations of Wells REIT, if any.

8.	SUBSEQUENT EVENTS

Sale of Shares of Common Stock

From July 1, 2003 through July 31, 2003, Wells REIT has raised approximately $233.5 million through the issuance of approximately 23.5 million shares of common stock of Wells REIT. At July 31, 2003 approximately 130.5 million shares remain available under the current offering of Wells REIT’s stock.

Redemptions of Common Stock

Wells REIT’s current share redemption plan allows for the redemption of approximately 4.0 million shares at an aggregate cost of $40.0 million for the year ending December 31, 2003. From January 1, 2003 through July 31, 2003, Wells REIT had redeemed 3.6 million shares of common stock available for redemption for the year at an aggregate cost of approximately $36.0 million. Wells REIT anticipates that the remaining shares eligible for redemption during the year ending December 31, 2003 will be exhausted in the very near future. All other requests for potential redemption will be eligible on a first come first serve basis beginning in the first quarter 2004, subject to the Board’s ability to change or terminate the Wells REIT’s share redemption program at any time in its discretion.

Property Acquisitions

Internet Security Systems Atlanta

On July 1, 2003, Wells REIT purchased the third Internet Security Systems (ISS) Building, a five-story building containing approximately 50,400 rentable square feet located in Atlanta, Georgia for a purchase price of approximately $10.0 million. The building is 100% leased to ISS. The first two ISS Buildings were purchased in July 2002. The three-building project now totals approximately 289,000 rentable square feet.

Lockheed Martin Rockville

On July 30, 2003, Wells REIT purchased all the membership interest in Meridian/Northwestern Shady Grove North, LLC, a Delaware limited liability company, which owns two four-story office buildings containing approximately 231,000 aggregate rentable square feet located in Rockville, Maryland, for a purchase price of approximately $51.6 million. The buildings are 100% leased by Lockheed Martin.

Cingular Atlanta

On August 1, 2003, Wells REIT purchased the Cingular Atlanta Building, a 19-story building containing approximately 413,279 rentable square feet located in Atlanta, Georgia, for a purchase price of $83.9 million. The building is 97% leased under leases to various tenants with varying terms, including Cingular Wireless, LLC, which leases 76% of the building.

Report of Independent Auditors

Shareholders and Board of Directors

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Lockheed Martin Rockville Buildings for the year ended December 31, 2002. This statement is the responsibility of the Lockheed Martin Rockville Buildings’ management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Lockheed Martin Rockville Buildings’ revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Lockheed Martin Rockville Buildings for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
August 14, 2003	/s/ Ernst & Young LLP

Lockheed Martin Rockville Buildings

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

(in thousands)

	2003	2002
	(Unaudited)
Revenues:
Base rent	$2,739	$4,727
Tenant reimbursements	96	159

Total revenues	2,835	4,886

Expenses:
Other operating expenses	224	519
Real estate taxes	199	398
Cleaning	105	208
Utilities	90	200
Management fees	90	177

Total expenses	708	1,502

Revenues over certain operating expenses	$2,127	$3,384

See accompanying notes.

Lockheed Martin Rockville Buildings

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On July 30, 2003, Wells Operating Partnership, L.P. (“Wells OP”) acquired all of the membership interest in Meridian/Northwestern Shady Grove North, LLC, a Delaware limited liability company, which owns the Lockheed Martin Rockville Buildings, two four-story office buildings containing approximately 230,000 square feet located in Rockville, Maryland, from Meridian/Northwestern Shady Grove Holdings, LLC (“Holdings”). Total consideration for the acquisition was approximately $51.6 million. Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Lockheed Martin Rockville Buildings after their acquisition by Wells OP.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rental income over amounts due pursuant to lease terms is recorded as straight-line rent receivable. The impact of the straight-line rent adjustment increased revenue by approximately $0 for the year ended December 31, 2002 and $375,000 for the six months ended June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lockheed Martin Rockville Buildings

Notes to Statements of Revenues Over Certain Operating Expenses

(continued)

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

4. Description of Leasing Arrangements

The Lockheed Martin Rockville Buildings are 100% leased to Lockheed Martin Corporation (“Lockheed”) under leases (“Lockheed Leases”) that commenced in February 1999 and expire in January 2009. The Lockheed Leases were amended in March 2003 to extend the lease expiration dates to January 2009 and increase base rents. Under the Lockheed Leases, Lockheed is required to pay, as additional rent, any increases in operating expenses, excluding electricity, and real estate taxes over a base year amount. Lockheed will be billed directly by Wells OP for annual electrical costs. Holdings’ interests in all lease agreements were assigned to Wells OP upon its acquisition of the Lockheed Martin Rockville Buildings.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$4,727
2004	5,573
2005	5,831
2006	6,036
2007	6,246
Thereafter	7,004

$35,417

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the six months ended June 30, 2003 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

Report of Independent Auditors

Shareholders and Board of Directors

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Cingular Atlanta Building for the year ended December 31, 2002. This statement is the responsibility of the Cingular Atlanta Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Cingular Atlanta Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Cingular Atlanta Building for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
August 8, 2003	/s/ Ernst & Young LLP

Cingular Atlanta Building

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

(in thousands)

	2003	2002
	(Unaudited)
Revenues:
Base rent	$5,183	$10,364
Tenant reimbursements	87	137
Parking revenue	9	13

Total revenues	5,279	10,514

Expenses:
Other operating expenses	485	912
Real estate taxes	515	908
Utilities	263	603
Cleaning	191	356
Management fees	125	250
Security	125	221

Total expenses	1,704	3,250

Revenues over certain operating expenses	$3,575	$7,264

See accompanying notes.

Cingular Atlanta Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On August 1, 2003, Wells Operating Partnership, L.P. (“Wells OP”) acquired the Cingular Atlanta Building, a 19-story office building containing approximately 413,000 square feet located in Atlanta, Georgia, from Teachers Insurance and Annuity Association of America (“Teachers”). Total consideration for the acquisition was approximately $84 million. Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Cingular Atlanta Building after its acquisition by Wells OP.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rental income over amounts due pursuant to lease terms is recorded as straight-line rent receivable. The impact of the straight-line rent adjustment increased revenue by approximately $1.9 million for the year ended December 31, 2002, due to recognition of rent abatements in the first two years of the lease which will not recur on an ongoing basis, and decreased revenue by approximately $0.2 million for the six months ended June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cingular Atlanta Building

Notes to Statements of Revenues Over Certain Operating Expenses

(continued)

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

4. Description of Leasing Arrangements

The office and retail space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options. Teachers’ interests in all lease agreements were assigned to Wells OP upon its acquisition of the Cingular Atlanta Building.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$10,743
2004	10,927
2005	11,290
2006	11,491
2007	10,784
Thereafter	36,063

$91,298

Two tenants, Cingular Wireless, LLC and Habif, Arogeti & Wynne, LLP contributed approximately 81% and 13%, respectively, of rental income for the year ended December 31, 2002. Subsequent to December 31, 2002, these tenants will contribute approximately 81% and 12%, respectively, of the future minimum rental income of those leases in place as of that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the six months ended June 30, 2003 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

Report of Independent Auditors

Shareholders and Board of Directors

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Aventis Northern NJ Building for the year ended December 31, 2002. This statement is the responsibility of the Aventis Northern NJ Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of revenues over certain operating expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Aventis Northern NJ Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Aventis Northern NJ Building for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Atlanta, Georgia
August 20, 2003	/s/ Ernst & Young LLP

Aventis Northern NJ Building

Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

(in thousands)

	2003	2002
	(Unaudited)
Revenues:
Base rent	$3,888	$7,129
Tenant reimbursements	1,167	2,264

Total revenues	5,055	9,393
Expenses:
Other operating expenses	370	613
Real estate taxes	398	567
Utilities	245	561
Management fees	127	266
Salaries & wages	118	257

Total expenses	1,258	2,264

Revenues over certain operating expenses	$3,797	$7,129

See accompanying notes.

Aventis Northern NJ Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

1. Description of Real Estate Property Acquired

On August 14, 2003, Wells Bridgewater I, LLC (“the Company”) acquired the Aventis Northern NJ Building, an eight-story office building containing approximately 297,000 square feet located in Bridgewater, New Jersey, from PGC Bridgewater, LLC (“PGC Bridgewater”). Total consideration for the acquisition was approximately $96.3 million. The Company, a Georgia limited liability company, was created on August 8, 2003. Wells Operating Partnership, L.P. (“Wells OP”) is the sole member of the Company. Wells OP is a Delaware limited partnership formed to acquire, own, lease, operate, and manage real properties on behalf of Wells Real Estate Investment Trust, Inc., a Maryland corporation. As the sole general partner of Wells OP, Wells Real Estate Investment Trust, Inc. possesses full legal control and authority over the operations of Wells OP.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Aventis Northern NJ Building after its acquisition by the Company.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rental income over amounts due pursuant to lease terms is recorded as straight-line rent receivable. The impact of the straight-line rent adjustment increased revenue by approximately $450,000 for the year ended December 31, 2002 and by approximately $246,000 for the six months ended June 30, 2003.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Aventis Northern NJ Building

Notes to Statements of Revenues Over Certain Operating Expenses

(continued)

For the year ended December 31, 2002

and the six months ended June 30, 2003 (unaudited)

4. Description of Leasing Arrangements

The Aventis Northern NJ Building is 100% leased to Aventis, Inc. (“Aventis”) under a net lease (“Aventis Lease”) that commenced in February 2002 and expires in March 2012. Under the Aventis Lease, Aventis is required to pay, as additional rent, the costs of electrical energy consumed, its proportionate share of operating expenses and a management fee equal to 3% of gross revenue. PGC Bridgewater’s interest in the Aventis lease agreement was assigned to the Company upon its acquisition of the Aventis Northern NJ Building.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2003	$7,286
2004	7,286
2005	7,286
2006	7,286
2007	8,171
Thereafter	35,072

$72,387

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the six months ended June 30, 2003 is unaudited, however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUMMARY OF UNAUDITED PRO FORMA FINANCIAL STATEMENTS

This pro forma information should be read in conjunction with the financial statements and notes of Wells Real Estate Investment Trust, Inc., a Maryland Corporation (the “Wells REIT”), included in its annual report on Form 10-K for the year ended December 31, 2002 and its quarterly report on Form 10-Q for the six months ended June 30, 2003. In addition, this pro forma information should be read in conjunction with the financial statements and notes of certain acquired properties included in various Form 8-Ks previously filed.

The following unaudited pro forma balance sheet as of June 30, 2003 has been prepared to give effect to the third quarter 2003 acquisitions of the ISS Atlanta III Building, the Lockheed Martin Rockville Buildings, the Cingular Atlanta Building by Wells Operating Partnership, L.P. (“Wells OP”) and the Aventis Northern NJ Building (collectively, the “Recent Acquisitions”) by Wells Bridgewater I, LLC, of which Wells OP is the sole member, as if the acquisitions occurred on June 30, 2003.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of Wells REIT. As the sole general partner of Wells OP, Wells REIT possesses full legal control and authority over the operations of Wells OP. Accordingly, the accounts of Wells OP are consolidated with the accompanying pro forma financial statements of Wells REIT.

The following unaudited pro forma statement of income for the six months ended June 30, 2003 has been prepared to give effect to the first quarter 2003 acquisitions of the East Point Cleveland Buildings and the 150 West Jefferson Detroit Building, the second quarter 2003 acquisitions of the Citicorp Englewood Cliffs, NJ Building, the US Bancorp Minneapolis Building, the Aon Center Chicago Building, the GMAC Detroit Building and the IBM Reston Buildings (collectively, the “2003 Acquisitions”) and the Recent Acquisitions as if the acquisitions occurred on January 1, 2002.

The following unaudited pro forma statement of income for the year ended December 31, 2002 has been prepared to give effect to the 2002 acquisition of the Vertex Sarasota Building (formerly, the Arthur Andersen Building), the Transocean Houston Building, the Novartis Atlanta Building, the Dana Corporation Buildings, the Travelers Express Denver Buildings, the Agilent Atlanta Building, the BellSouth Ft. Lauderdale Building, the Experian/TRW Buildings, the Agilent Boston Building, the TRW Denver Building, the MFS Phoenix Building, the ISS Atlanta Buildings, the PacifiCare San Antonio Building, the BMG Greenville Buildings, the Kraft Atlanta Building, the Nokia Dallas Buildings, the Harcourt Austin Building, the IRS Long Island Buildings, the KeyBank Parsippany Building, the Allstate Indianapolis Building, the Federal Express Colorado Springs Building, the EDS Des Moines Building, the Intuit Dallas Building, the Daimler Chrysler Dallas Building, the NASA Buildings, the Caterpillar Nashville Building, the Capital One Richmond Buildings, the John Wiley Indianapolis Building and the Nestle Los Angeles Building (collectively, the “2002 Acquisitions”), the 2003 Acquisitions and the Recent Acquisitions as if the acquisitions occurred on January 1, 2002. The Kerr McGee Property, the AmeriCredit Phoenix Property and the ISS Atlanta III Building had no operations during the year ended December 31, 2002.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition of the 2002 Acquisitions, 2003 Acquisitions and the Recent Acquisitions been consummated as of January 1, 2002. In addition, the pro forma balance sheet includes allocations of the purchase price for certain acquisitions based upon preliminary estimates of the fair value of the assets and liabilities acquired. Therefore, these allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA BALANCE SHEET

JUNE 30, 2003

(in thousands, except share amounts)

(Unaudited)

ASSETS

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments										Pro Forma Total
		Other		Recent Acquisitions
				ISS Atlanta III		Lockheed Martin Rockville		Cingular Atlanta		Aventis Northern NJ
REAL ESTATE ASSETS, at cost:
Land	$342,885	$0		$950	(d)	$5,800	(d)	$6,400	(d)	$8,000	(d)	$364,755
				39	(e)	237	(e)	262	(e)	182	(e)
Buildings, less accumulated depreciation of $107,872	2,575,249	0		8,906	(d)	45,427	(d)	77,615	(d)	88,668	(d)	2,803,283
				365	(e)	1,860	(e)	3,178	(e)	2,015	(e)
Construction in progress	532	0		0		0		0		0		532

Total real estate assets	2,918,666	0		10,260		53,324		87,455		98,865		3,168,570

INVESTMENT IN JOINT VENTURES	82,513	0		0		0		0		0		82,513
CASH AND CASH EQUIVALENTS	59,105	297,883	(b)	(9,856	) (d)	(51,227	) (d)	(52,015	) (d)	(53,668	) (d)	178,638
		(11,584	) (c)
RENT RECEIVABLE	26,814	0		0		0		0		0		26,814
DEFERRED PROJECT COSTS	1,864	11,584	(c)	(404	) (e)	(2,097	) (e)	(3,440	) (e)	(2,197	) (e)	5,310
DUE FROM AFFILIATES	1,807	0		0		0		0		0		1,807
PREPAID EXPENSES AND OTHER ASSETS, NET	12,656	0		0		0		0		0		12,656
DEFERRED LEASE ACQUISITION COSTS, NET	11,880	0		0		0		0		0		11,880
INTANGIBLE LEASE ASSET	22,839	0		0		0		0		0		22,839
INVESTMENT IN BONDS	54,500	0		0		0		0		0		54,500

Total assets	$3,192,644	$297,883		$0		$0		$32,000		$43,000		$3,565,527

LIABILITIES AND SHAREHOLDERS’ EQUITY

(in thousands, except share amounts)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments								Pro Forma Total
		Other		Recent Acquisitions
				ISS Atlanta III	Lockheed Martin Rockville	Cingular Atlanta		Aventis Northern NJ
LIABILITIES:
Borrowings	$308,765	$0		$0	$0	$32,000	(d)	$43,000	(d)	$383,765
Obligations under capital lease	54,500	0		0	0	0		0		54,500
Intangible lease liability	46,249	0		0	0	0		0		46,249
Accounts payable and accrued expenses	57,013	0		0	0	0		0		57,013
Due to affiliate	5,061	0		0	0	0		0		5,061
Dividends payable	9,532	0		0	0	0		0		9,532
Deferred rental income	9,379	0		0	0	0		0		9,379

Total liabilities	490,499	0		0	0	32,000		43,000		565,499

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST OF UNIT HOLDER IN OPERATING PARTNERSHIP	200	0		0	0	0		0		200

SHAREHOLDERS’ EQUITY:
Common shares, $.01 par value; 750,000,000 shares authorized, 322,219,052 shares issued and 317,026,812 outstanding at June 30, 2003	3,222	331	(b)	0	0	0		0		3,553
Additional paid-in capital	2,863,705	297,552	(b)	0	0	0		0		3,161,257
Cumulative distributions in excess of earnings	(113,052)	0		0	0	0		0		(113,052)
Treasury stock, at cost, 5,192,240 shares at June 30, 2003	(51,922)	0		0	0	0		0		(51,922)
Other comprehensive loss	(8)	0		0	0	0		0		(8)

Total shareholders’ equity	2,701,945	297,883		0	0	0		0		2,999,828

Total liabilities and shareholders’ equity	$3,192,644	$297,883		$0	$0	$32,000		$43,000		$3,565,527

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Reflects capital raised through issuance of additional shares subsequent to June 30, 2003 through Aventis Northern NJ acquisition date, net of organizational and offering costs, commissions and dealer-manager fees.
(c)	Reflects deferred project costs capitalized as a result of additional capital raised described in note (b) above.
(d)	Reflects Wells Real Estate Investment Trust, Inc.’s purchase price for the land, building and liabilities assumed, net of any purchase price adjustments.
(e)	Reflects deferred project costs applied to the land and building at approximately 4.094% of the cash paid for purchase.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments										Pro Forma Total
		2002 Acquisitions		2003 Acquisitions		Recent Acquisitions
						Lockheed Martin Rockville		Cingular Atlanta		Aventis Northern NJ
REVENUES:
Rental income	$107,526	$98,599	(b)	$77,148	(b)	$4,727	(b)	$11,062	(b)	$7,129	(b)	$306,191
Tenant reimbursements	18,992	9,584	(c)	52,461	(c)	159	(c)	137	(c)	2,271	(c)	83,604
Equity in income of joint ventures	4,700	648	(d)	0		0		0		0		5,348
Lease termination income	1,409	0		0		0		0		0		1,409
Interest and other income	7,001	0		0		0		0		0		7,001

	139,628	108,831		129,609		4,886		11,199		9,400		403,553

EXPENSES:
Depreciation	38,780	34,362	(e)	32,088	(e)	1,891	(e)	3,232	(e)	3,627	(e)	113,980
Interest expense	4,638	9,657	(f)	24,407	(f)	0		1,277	(f)	1,716	(f)	41,695
Property operating costs	26,949	25,244	(g)	65,996	(g)	1,326	(g)	3,001	(g)	1,998	(g)	124,514
Management and leasing fees	5,155	3,196	(h)	5,833	(h)	220	(h)	504	(h)	423	(h)	15,331
General and administrative	3,244	0		0		0		0		0		3,244
Legal and accounting	1,008	0		0		0		0		0		1,008

	79,774	72,459		128,324		3,437		8,014		7,764		299,772

NET INCOME	$59,854	$36,372		$1,285		$1,449		$3,185		$1,636		$103,781

EARNINGS PER SHARE, basic and diluted	$0.41											$0.30

WEIGHTED AVERAGE SHARES, basic and diluted	145,633											349,381

(a)	Historical financial information derived from annual report on Form 10-K.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Reflects Wells Real Estate Investment Trust, Inc.’s equity in income of the Wells Fund XIII-REIT Joint Venture related to the John Wiley Indianapolis Building. The pro forma adjustment results from rental revenues less operating expenses, management fees and depreciation.
(e)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(f)	Represents interest expense on lines of credits used to acquire assets, which bore interest at approximately 3.99% for the year ended December 31, 2002, interest expense on loan used to acquire the Aon Center Chicago Building, which bore interest at approximately 4.858% for the year ended December 31, 2002 and assumed mortgages on the two BMG Greenville Buildings and the Nestle Los Angeles Building which bore interest at 8.5%, 8% and 3.39% for the year ended December 31, 2002, respectively.
(g)	Consists of operating expenses.
(h)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

PRO FORMA STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003

(in thousands, except per share amounts)

(Unaudited)

	Wells Real Estate Investment Trust, Inc. (a)	Pro Forma Adjustments										Pro Forma Total
		2003 Acquisitions		Recent Acquisitions
				ISS Atlanta III		Lockheed Martin Rockville		Cingular Atlanta		Aventis Northern NJ
REVENUES:
Rental income	$122,312	$27,355	(b)	$43	(b)	$2,739	(b)	$5,534	(b)	$3,888	(b)	$161,871
Tenant reimbursements	26,058	17,050	(c)	0		96	(c)	87	(c)	1,188	(c)	44,479
Equity in income of joint ventures	2,392	0		0		0		0		0		2,392
Interest and other income	2,315	0		0		0		0		0		2,315

	153,077	44,405		43		2,835		5,621		5,076		211,057

EXPENSES:
Depreciation	44,278	10,898	(d)	32	(d)	945	(d)	1,616	(d)	1,814	(d)	59,583
Property operating costs	41,039	21,206	(e)	24	(e)	619	(e)	1,579	(e)	1,131	(e)	65,598
Management and leasing fees	5,488	1,998	(f)	2	(f)	128	(f)	253	(f)	228	(f)	8,097
General and administrative	2,523	0		0		0		0		0		2,523
Interest expense	7,400	7,655	(g)	0		0		526	(g)	707	(g)	16,288

	100,728	41,757		58		1,692		3,974		3,880		152,089

NET INCOME	$52,349	$2,648		$(15)		$1,143		$1,647		$1,196		$58,968

EARNINGS PER SHARE, basic and diluted	$0.20											$0.17

WEIGHTED AVERAGE SHARES, basic and diluted	258,575											349,381

(a)	Historical financial information derived from quarterly report on Form 10-Q.
(b)	Rental income is recognized on a straight-line basis.
(c)	Consists of operating costs reimbursements.
(d)	Depreciation expense is recognized using the straight-line method and a 25-year life.
(e)	Consists of operating expenses
(f)	Management and leasing fees are generally calculated at 4.5% of rental income and tenant reimbursements.
(g)	Represents interest expense on lines of credits used to acquire assets, which bore interest at approximately 3.29% for the six months ended June 30, 2003 and interest expense on loan used to acquire the Aon Center Chicago Building, which bore interest at approximately 4.40% for the six months ended June 30, 2003

The accompanying notes are an integral part of this statement.